Paris, August 1, 2007

First half: solid results in a difficult context

Plavix® recovers its position in the US, full impact expected in H2

Adjusted net income[1] excluding selected items[2]:
Q2 2007:	€1,740 million (-3.2%), i.e. €1.29 per share (-3.7%), or
$2,346 million[3] (+3.9%), i.e. $1.74[3] per share (+3.6%)

H1 2007:	€3,649 million (+4.1%), i.e. €2.70 per share (+3.8%), or
$4,850 million[3] (+12.6%), i.e. $3.59[3] per share (+12.2%)

In order to give a better representation of our underlying economic performance, sanofi-aventis has decided to present and comment an adjusted1 income statement. The company has also decided to present its adjusted net income and adjusted EPS, excluding selected items, in US Dollar3 in order to facilitate the comparison with the majority of large pharmaceutical groups. The adjusted consolidated income statement for the first half of 2007 is provided in the appendices. Consolidated net income for the first half of 2007 was €2,665 million, compared with €2,381 million for the first half of 2006.

2007 second-quarter net sales

■	Up 2.3% on a comparable basis (down 2.0% on a reported basis) at €6, 939 million

■	Up 7.1% excluding the impact of generics of Ambien® IR in the United States and Eloxatin® in Europe[4]

■	14.8% growth in net sales for the Vaccines business

Ongoing cost adaptation measures

■	Selling and general expenses down by 6.3% in the first half, equivalent to an improvement of 2 points of the SG&A to net sales ratio, when compared to first half 2006.

Main events of the quarter

■	Successful outcome to the Plavix® litigation in the United States, which has confirmed the validity and enforceability of U.S. patent covering the active ingredient until November 2011

■

Withdrawal of the Zimulti® application in the United States following a negative recommendation from the Advisory Committee of the FDA. Sanofi-aventis remains committed to making all efforts necessary to make Zimulti® available on the U.S. market.

■	Approval of the labeling update of Acomplia® in Europe and confirmation of the positive benefit-risk profile of the product except in patients suffering from ongoing major depression

■	Approval in the United States of the new antihistamine Xyzal® , to be marketed by sanofi-aventis and UCB from the fall of 2007

Share buyback program

■	The Board of Directors has authorized the company to purchase up to a maximum amount of 3 billion euros of its own shares before the next shareholders’ meeting on May 14, 2008

Confirmation of guidance on 2007 full-year adjusted EPS growth excluding selected items as disclosed on May 3rd 2007 (see page 13)

[1]	See Appendix 1 for definitions of financial indicators
[2]	See Appendix 5
[3]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange date for the period: 1.348 for Q2 2007 (Q2 2006: 1.256), and 1.329 for H1 2007 (H1 2006: 1.229)
[4]	Excluding net sales of Ambien IR® in the United States (from April) and of Eloxatin® in Europe

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2007 second-quarter and first-half net sales

Unless otherwise indicated, all sales growth figures in this press release are stated on a comparable basis1.

Sanofi-aventis generated second-quarter net sales of €6,939 million, up 2.3%. Exchange rate movements had an unfavorable impact of 4.1 points, approximately 70% of which related to the U.S. dollar. Changes in Group structure had an unfavorable impact of 0.2 of a point. On a reported basis, net sales fell by 2.0%.

First-half net sales rose by 4.6% to €14,116 million. Exchange rate movements had an unfavorable impact of 4.4 points, around two-thirds of which related to the U.S. dollar. Changes in Group structure had an unfavorable impact of 0.2 of a point. After taking account of these effects, reported net sales were stable.

Net sales by business segment – Pharmaceuticals

Second-quarter net sales for the pharmaceuticals business were €6,320 million, an increase of 1.2%. Net sales of the top 15 products were up 2.5% at €4,294 million, representing 67.9% of pharmaceuticals net sales, as opposed to 67.1% for the comparable period of 2006.

First-half net sales for the pharmaceuticals business totaled €12,930 million, a rise of 3.7%. Net sales of the top 15 products advanced by 6.4% to €8,777 million and represented 67.9% of pharmaceuticals net sales, compared with 66.2% for the comparable period of 2006.

Excluding the impact of the arrival of generics3 of Ambien® IR in the United States and Eloxatin® in Europe, the top 15 products would have achieved growth of 10.7% in the second quarter and 11.3% in the first half.

€ million	Q2 2007 net sales	Change on a comparable basis	H1 2007 net sales	Change on a comparable basis
Lovenox®	671	+15.5%	1,305	+11.8%
Plavix®	632	+12.7%	1,201	+5.7%
Lantus®	503	+26.1%	961	+26.6%
Taxotere®	474	+9.0%	923	+9.5%
Stilnox®/Ambien®/Ambien CR™	252	-41.8%	858	+2.3%
Eloxatin®	380	-10.2%	773	-6.8%
Copaxone®	307	+20.4%	596	+19.0%
Aprovel®	272	+10.1%	536	+8.9%
Allegra®	198	+13.8%	399	+17.7%
Tritace®	167	-30.7%	378	-18.9%
Amaryl®	103	-8.8%	197	-14.0%
Xatral®	85	-5.6%	167	-7.7%
Nasacort®	87	+19.2%	166	+20.3%
Actonel®	82	-8.9%	160	-9.6%
Depakine®	81	+8.0%	157	+4.0%

TOTAL TOP 15	4,294	+2.5%	8,777	+6.4%
TOTAL TOP 15 excl. Eloxatin® in Europe and excl. Ambien® IR in the USA (from April)	4,130	+10.7%	8,504	+11.3%

Second-quarter net sales of other pharmaceutical products were €2,026 million, down 1.4% (against €2,054 million5 in Q2 2006). Restrictions on indications for the antibiotic Ketek® resulted in a further decline in the product’s net sales in the period (€9 million, versus €29 million5 in the second quarter of 2006).

First-half net sales of other pharmaceutical products fell by 1.6% to €4,153 million, versus €4,219 million5 in 2006 (net sales of Ketek® totaled €39 million, compared with €88 million in the first half of 2006).

[5]	Comparable net sales

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Geographical split of consolidated net sales by product (Top 15)

Q2 2007 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	188	+5.0%	415	+20.6%	68	+17.2%
Plavix®	431	+7.5%	64	+30.6%	137	+23.4%
Lantus®	151	+19.8%	302	+25.8%	50	+51.5%
Taxotere®	204	+9.1%	178	+5.3%	92	+16.5%
Stilnox®/Ambien®/Ambien CR™	21	-12.5%	210	-46.0%	21	+5.0%
Eloxatin®	97	-35.8%	243	+5.2%	40	-2.4%
Copaxone®	81	+15.7%	210	+22.8%	16	+14.3%
Aprovel®	209	+6.1%	—	—	63	+26.0%
Allegra®	18	-5.3%	116	+13.7%	64	+20.8%
Tritace®	121	-9.7%	0	ns	46	-54.9%
Amaryl®	32	-33.3%	2	-50.0%	69	+13.1%
Xatral®	42	-27.6%	28	+27.3%	15	+50.0%
Nasacort®	13	-7.1%	65	+22.6%	9	50.0%
Actonel®	52	-17.5%	—	—	30	+11.1%
Depakine®	54	+3.8%	—	—	27	+17.4%

H1 2007 net sales (€ million)	Europe	Change on a comparable basis	United States	Change on a comparable basis	Other countries	Change on a comparable basis
Lovenox®	374	+6.3%	800	+14.1%	131	+14.9%
Plavix®	854	+5.2%	86	-21.8%	261	+22.0%
Lantus®	299	+17.3%	572	+28.5%	90	+52.5%
Taxotere®	402	+11.4%	346	+4.8%	175	+15.1%
Stilnox®/Ambien®/Ambien CR™	43	-10.4%	765	+2.1%	50	+19.0%
Eloxatin®	206	-30.2%	488	+7.5%	79	-1.3%
Copaxone®	159	+16.9%	407	+20.1%	30	+15.4%
Aprovel®	418	+5.6%	—	—	118	+22.9%
Allegra®	35	+6.1%	208	+16.9%	156	+21.9%
Tritace®	239	-10.8%	1	-88.9%	138	-27.0%
Amaryl®	64	-37.9%	4	-42.9%	129	+8.4%
Xatral®	86	-28.3%	53	+35.9%	28	+27.3%
Nasacort®	26	8.3%	125	+23.8%	15	15.4%
Actonel®	103	-18.9%	—	—	57	+14.0%
Depakine®	107	0.0%	—	—	50	+13.6%

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Comments by product

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 15.5% in the quarter to €671 million. Growth of the product was driven by its increased use in medical prophylaxis in the United States, where net sales of Lovenox® rose by 20.6% to €415 million. Growth was also sustained in the other countries, where net sales were 17.2% higher at €68 million.

In May, following a priority review, the FDA approved a supplemental new drug application for Lovenox® in the treatment of patients with acute ST-segment elevation myocardial infarction (STEMI). Application for approval for the same indication was filed in Europe in the last quarter of 2006. This new indication is expected to further enhance the superiority of Lovenox® over non-fractioned heparins.

The results of the EXCLAIM study, presented in July at the XXIst Congress of the ISTH (International Society on Thrombosis and Haemostasis) in Geneva, showed the benefit of extended prophylaxis in acutely ill medical patients with reduced mobility. The results demonstrated that 5 weeks of thrombo-prophylaxis with Lovenox® was more effective than a 10-day treatment, giving a statistically significant 44% reduction in venous thromboembolism events.

Following expiry of the Ambien® IR patent in the United States on April 20, generics of the product soon became widely available, causing a drop in total second-quarter net sales to €67 million, compared with €308 million in the second quarter of 2006. Ambien CR™ posted second-quarter net sales of $190 million in the United States, becoming the leading brand of prescription sleeping drug. First-half net sales of Ambien CR™ were $385 million.

In Japan, sales of Myslee® (not consolidated by sanofi-aventis) were 16.2% higher in the second quarter at €31 million. First-half net sales rose by 12.6% to €55 million.

Taxotere® once again posted strong growth in the “Other countries” region during the quarter. In Europe, the product recorded growth of 9.1%, while net sales in the United States rose by 5.3%.

In June, Taxotere® was granted two priority reviews:

-	in Japan, for the treatment of metastatic hormono-refractory prostate cancer;

-	in the United States, in association with cisplatin and 5-fluorouracil for the induction (neo-adjuvant) therapy of patients with locally-advanced squamous cell carcinoma of the head and neck prior to chemoradiotherapy and surgery.

In Europe, Eloxatin®, which is facing competition from generics in some countries including Germany and the United Kingdom, recorded a 35.8% fall in second-quarter net sales to €97 million. In the United States, the product – which is the market-leading colorectal cancer treatment both as adjuvant and in the metastatic phase – reported a 5.2% increase in net sales to €243 million.

The 6-year survival analysis in the MOSAIC study was presented in June at the 43rd Annual Meeting of the American Society of Clinical Oncology (ASCO) in Chicago. The results showed that FOLFOX4, an Eloxatin® based chemotherapy regimen, significantly improved the overall survival of patients with surgically resected stage III colon cancer when compared to standard chemotherapy (5-FU/LV).

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Lantus® , the world’s leading insulin brand, continues to record excellent performances in second-quarter. Net sales of the product advanced by 25.8% in the United States, 19.8% in Europe and 51.5% in the other countries. SoloSTAR®, a new disposable pen that can be used to administer Lantus® and/or the rapid-acting insulin Apidra®, has been gradually rolled out in Europe since April. Lantus® SoloSTAR® is now being sold in France and Germany, and has been very well received.

In June, new data on Lantus® and Apidra® were presented at the 67th Annual Scientific Sessions of the American Diabetes Association (ADA) in Chicago:

-	a meta-analysis from a large-scale data set confirmed the superiority of the basal insulin Lantus® over insulin NPH with regard to the risk of hypoglycemia;

-

a new study showed that adding Apidra® (insulin glulisine) to a Basal insulin and Oral antidiabetic drug Therapy (BOT+ or Basal plus) may provide an effective treatment option for people with type 2 diabetes unable to control their blood sugar (HbA1C > 6.5%), despite good titration (fasting blood glucose [FBG] < 120 mg/dl), with BOT alone.

Allegra® enjoyed a good first half, with a favorable pollen season in Japan.

In May, the FDA approved Xyzal®, a new once-daily prescription antihistamine for the relief of symptoms associated with seasonal and perennial allergic rhinitis and for the treatment of uncomplicated skin manifestations of chronic idiopathic urticaria in adults and children aged six and over. Xyzal® will be marketed jointly by sanofi-aventis and UCB in the United States from the fall of 2007.

Second-quarter net sales of Tritace® were down 30.7% at €167 million mainly due to the introduction of generics in Canada.

Acomplia® is now approved in 42 countries and marketed in 20 countries. Net sales reached €22 million in the second quarter and €37 million in the first half.

On June 13, the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA issued a negative recommendation on the approval of rimonabant for use in obese and overweight patients with associated risk factors. On June 29, sanofi-aventis announced its decision to withdraw the new drug application for rimonabant in the United States. Sanofi-aventis will work towards resubmitting the application at a future date. Sanofi-aventis is confident in the positive risk benefit ratio of rimonabant 20mg when used in the appropriate population, and is committed to making all efforts necessary to make the product available to patients in the U.S. market.

In July, the Committee for Medicinal Products for Human Use (CHMP), after re-evaluation, confirmed the positive benefit-risk profile of Acomplia® in the indicated patient population and issued a positive opinion on the labeling update in Europe. The product is now contra-indicated in patients with ongoing major depressive illness and/or ongoing anti-depressive treatment.

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Worldwide presence1 of Plavix® / Iscover®:

€ million	Q2 2007	Change on a comparable basis	H1 2007	Change on a comparable basis
Europe	452	+4.1%	900	+4.8%
United States	759	+2.6%	1,362	-2.1%
Other countries	205	+21.3%	388	+19.8%

TOTAL	1,416	+5.4%	2,650	+3.0%

On June 19, 2007, the U.S. District Court for the Southern District of New York upheld the validity and enforceability of U.S. patent covering clopidogrel bisulfate, the active ingredient of Plavix®, and issued a permanent injunction enjoining Apotex from marketing its generic clopidogrel bisulfate in the United States prior to the expiration of the patent. Apotex had launched a generic clopidogrel bisulfate in August 2006, following which the U.S. District Court for the Southern District of New York awarded sanofi-aventis a temporary injunction on August 31, 2006 ordering Apotex to halt further sales of its generic clopidogrel bisulfate, without however ordering a recall of products already shipped. This injunction has been upheld on appeal in December 2006.

The main patent protection for this product has now been maintained in the United States until patent expiration November 2011.

In the second quarter, Plavix® posted sales of $1,019 million in the United States, up 2.6%, reflecting the disappearance of the generic version from the market at the end of the quarter. First-half sales of Plavix® amounted to $1,809 million, a decrease of 2.1%.

In Europe, second-quarter net sales of Plavix® were up 4.1% at €452 million, still affected by parallel imports in Germany.

In the other countries, growth in sales of Plavix® accelerated in the second quarter to 21.3%, realizing net sales of €205 million. In Japan, the two-week limit on prescriptions imposed by the authorities was lifted in May, and net sales reached €12 million for the quarter and €16 million for the first half. In July, the Japanese authorities granted a priority review to an application for the use of Plavix® in acute coronary syndrome.

Worldwide presence1 of Aprovel®/ Avapro®/ Karvea®:

€ million	Q2 2007	Change on a comparable basis	H1 2007	Change on a comparable basis
Europe	233	+5.4%	460	+6.2%
United States	127	+2.4%	250	+8.2%
Other countries	106	+20.5%	199	+19.9%

TOTAL	466	+7.6%	909	+9.5%

Second-quarter worldwide sales of Aprovel®/Avapro®/Karvea® were up 7.6% at €466 million.

Net sales of the product in the United States rose by 8.2% over the first half.

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On April 18, the Cardio-Renal Advisory Committee of the FDA recommended approval of Avalide® as an initial treatment for hypertension. Avalide® is a fixed-dose combination of irbesartan and hydrochloro-thiazide that is currently approved for the treatment of hypertension in patients with blood pressure uncontrolled on monotherapy. If approved, the new indication for Avalide® would be the first-line treatment for hypertension in patients who are unlikely to obtain their blood pressure goals on monotherapy.

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Net sales by business segment – Human Vaccines

Second-quarter consolidated net sales for the Human Vaccines business were €619 million, an increase of 14.8%.

The figure for the quarter includes $113 million of H5N1 vaccine sales in the United States, compared with $150 million in the second quarter of 2006.

Results for the second quarter were supported by strong growth in sales of pediatric combination vaccines and the oral polio vaccine. Sales of Adacel™ (adult and adolescent tetanus-diphtheria-pertusis booster), launched in the United States in July 2005, reached €51 million for the quarter, an increase of 19.6%.

Menactra® recorded a 73.9% rise in net sales for the quarter, to €105 million.

First-half consolidated net sales for the Human Vaccines business were €1,186 million, an increase of 15.4%.

Construction of a new influenza vaccine manufacturing facility in the United States was completed in July. This facility is due to be operational by late 2008 or early 2009 once it has been licensed by the FDA, and will more than double current annual production capacity at the site to over 100 million doses of vaccines.

In June, sanofi pasteur was awarded a $77.4 million contract by the U.S. Department of Health and Human Services (HHS) to retrofit its existing influenza vaccine manufacturing facility in the United States so that it is in a state of readiness to switch to pandemic influenza vaccine manufacture when requested by the HHS.

Sanofi pasteur will contribute $25 million to the project. Work will start as soon as the company’s new U.S. influenza vaccine manufacturing facility is licensed by the FDA and operational. Combining the capacities of the new facility with that of the retrofitted facility should enable sanofi pasteur to triple its current influenza vaccine capacity in the United States.

€ million	Q2 2007 net sales	Change on a comparable basis	H1 2007 net sales	Change on a comparable basis
Polio/Pertusis/Hib Vaccines	190	+39.7%	371	+17.8%
Adult Booster Vaccines	94	+4.4%	219	+31.9%
Meningitis/Pneumonia Vaccines	118	+45.7%	207	+46.8%
Travel & Other Endemics Vaccines	83	+23.9%	163	+14.0%
Influenza Vaccines	98	-30.5%	156	-26.1%
Other Vaccines	36	+50.0%	70	+34.6%
TOTAL	619	+14.8%	1,186	+15.4%

Second-quarter sales at Sanofi Pasteur MSD, the joint venture with Merck & Co in Europe, rose sharply on a reported basis (by 37.5%) to €196 million, supported by the successful launch of Gardasil®, which achieved net sales of €58 million.

Gardasil® is marketed by Sanofi Pasteur MSD in 18 European countries. To date, the authorities in Germany, France, Italy, Austria, Norway, Luxembourg, Belgium, Switzerland, and the United Kingdom have recommended the vaccination of girls (and in many cases, young women) against human papillomavirus.

First-half sales at Sanofi Pasteur MSD amounted to €345 million, up 20.4% on a reported basis. Net sales of Gardasil® over the period were €81 million. Sanofi Pasteur MSD sales are not consolidated by sanofi-aventis.

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Net sales by geographic region

€ million	Q2 2007 net sales	Change on a comparable basis	H1 2007 net sales	Change on a comparable basis
Europe	3,037	-0.7%	6,150	-1.0%
United States	2,352	+2.4%	4,844	+9.2%
Other countries	1,550	+8.5%	3,122	+9.7%
TOTAL	6,939	+2.3%	14,116	+4.6%

In Europe, the impact of healthcare reforms (especially in France and Germany) depressed sales, which fell by 0.7% in the second quarter and by 1.0% over the first half. The introduction of Eloxatin® generics across Europe accounted for approximately 1% of the first-half decline in the region’s net sales.

In the United States, net sales rose by 2.4% in the second quarter, with growth hampered by competition from generics of Ambien® IR following expiry of the patent on April 20. Stripping out the effect of these generics, sales growth in the United States would have been 14.9%.

Sales rose by 9.2% over the first half, or by 15.7% if the impact of Ambien® IR generics is excluded.

In other countries, second-quarter net sales growth was 8.5%, driven by Latin America, Asia and the Middle East. First-half net sales for the region advanced by 9.7%.

In Japan, sanofi-aventis has pursued its strategy to reinforce its position by announcing the recovery of marketing rights of 7 products (of which Rythmodan®- disopyramyde- arrhythmia and Amoban® –zopiclone- hypnotic) from January 1st ,2008. These products are currently marketed by Chugai and Mitsubishi.

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Adjusted consolidated income statement

The adjusted consolidated income statement is presented in Appendix 3.

Refer to Appendix 1 for a definition of “adjusted net income”, and to Appendix 4 for a reconciliation of the consolidated income statement to the adjusted consolidated income statement.

Second quarter of 2007

Net sales generated by sanofi-aventis in the second quarter of 2007 fell by 2.0% on a reported basis to €6,939 million.

Gross profit was €5,390 million. The gross margin ratio was 77.7%, compared with 78.4% for the second quarter of 2006. The drop in this ratio was due to a fall in “Other revenues” (royalties) from €358 million to €291 million, mainly as a result of the effect of U.S. dollar exchange rates on royalties from Plavix® and Avapro® in the United States and the discontinuation of royalty income from Merial on fipronil. The ratio of cost of sales to net sales improved by 0.2 of a point to 26.5%, despite the arrival of generics of Ambien® IR in the United States from end April.

Research and development expenses rose by 0.3% to €1,101 million, while selling and general expenses were 4.0% lower than in the second quarter of 2006 at €1,931 million, equivalent to 27.8% of net sales (versus 28.4% for the comparable period of 2006).

Other current operating income and expenses resulted in an income of €5 million, compared with €49 million in the second quarter of 2006. The 2007 second-quarter figure includes an expense of €61 million (€42 million after tax) related to the harmonization of the Group’s welfare and healthcare plans for retirees.

Operating income – current1 totaled €2,329 million. Excluding the effect of the harmonization of welfare and healthcare plans (€61 million), operating income – current fell by 2.6%, and represented 34.4% of net sales (versus 34.7% in the comparable period of 2006).

Net financial expense was €39 million, compared with €63 million in the comparable period of 2006. Interest expense on debt was €55 million, against €85 million in the second quarter of 2006.

Income tax expense came to €695 million, compared with €707 million in the second quarter of 2006. The reported tax rate was 30.7%, against 29.7% for the comparable period of 2006.

The share of profits from associates was stable at €210 million (versus €212 million in the second quarter of 2006). The share of after-tax profits from territories managed by BMS (primarily the United States) under the Plavix® and Avapro® alliance was flat (€136 million, versus €139 million in the second quarter of 2006), reflecting the discontinuation of a clopidogrel bisulfate generic in the United States during the quarter and unfavorable currency effects. The contribution from Merial increased, while the contribution from Sanofi Pasteur MSD was affected by the launch costs of Gardasil®.

Minority interests totaled €99 million, compared with €93 million in the second quarter of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€93 million, against €88 million in the second quarter of 2006).

Adjusted net income was down 6.3% at €1,678 million.

Adjusted earnings per share (adjusted EPS) was €1.24, 6.8% lower than the 2006 second-quarter figure (€1.33), based on an average number of shares outstanding of 1,351.9 million in the second quarter of 2007 and 1,346.0 million in the second quarter of 2006.

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Excluding selected items (see Appendix 5), adjusted net income was €1,740 million, 3.2% down on the 2006 second-quarter figure of €1,797 million and adjusted EPS was €1.29, 3.7% down on the 2006 second-quarter figure of €1.34.

Expressed in dollars3 and excluding selected items, adjusted net income was $2,346 million, 3.9% up on the 2006 second-quarter figure and adjusted EPS was $1.74, 3.6% up on the 2006 second-quarter figure.

First half of 2007

In the first half of 2007, net sales generated by sanofi-aventis were stable at €14,116 million on a reported basis.

Gross profit was €10,959 million. The gross margin ratio was 77.6%, against 78.0% for the comparable period of 2006. This fall was mainly due to the effect of U.S. dollar exchange rates on royalties from Plavix® and Avapro®, the presence in the U.S. market of a generic of clopidogrel bisulfate during the period and the discontinuation of royalty income on fipronil.

The ratio of cost of sales to net sales, which was helped by a favorable product mix over the period, was 26.3% compared with 26.6% for the comparable period of 2006.

Research and development expenses totaled €2,182 million, 1.8% higher than in the first half of 2006 (around 5% excluding currency effects). Selling and general expenses were down 6.3% at €3,804 million, representing 26.9% of net sales (versus 28.8% in the first half of 2006). This improvement reflects measures implemented by sanofi-aventis in 2006, especially in France, Germany and the United States. Selling expenses and general expenses each fell by the same proportion over the period.

Operating income – current rose by 3.6% to €5,048 million, representing 35.8% of net sales (versus 34.5% in the first half of 2006).

Other operating income and expenses represented an expense of €50 million, as opposed to an income of €519 million in the first half of 2006.

In the first half of 2007, a restructuring charge of €50 million (€35 million after tax) was recognized for the restructuring plan begun in France in 2006, while the first half of 2006 included €553 million of gains on disposal, mainly on the sale of the Exubera® rights (€460 million, €384 million after tax) and of the residual stake in Animal Health business (€45 million, €31 million after tax).

Net financial expense was €71 million, against €93 million for the comparable period of 2006. Interest expense on debt came to €111 million, compared with €158 million in the first half of 2006.

Income tax expense totaled €1,290 million, compared with €1,539 million in the first half of 2006, giving a reported tax rate of 26.2% (versus 29.0% in the first half of 2006). In 2007, this line included a €223 million gain relating to provisions for and settlements of tax disputes, while the 2006 figure was influenced by the low income tax charge on the Exubera® gain. The effective tax rate for 2007 is 30.7%.

The cut in German tax rates effective from January 1, 2008, which should reduce the Group’s effective tax rate by approximately 1% in 2008, will have an initial effect in the third quarter of 2007 with a gain of some €500 million at consolidated level (impact estimated on the basis of known contingent tax positions as of June 30, 2007). The bulk of this relates to a reduction in the deferred tax liabilities recognized in 2004 on the remeasurement of the acquired intangible assets of Aventis, and will have no impact on adjusted net income. The residual impact in the adjusted consolidated income statement for the third quarter of 2007 will be a charge of approximately €50 million, which will be treated as a “selected item” for the period.

[3]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange date for the period: 1.348 for Q2 2007 (Q2 2006: 1.256), and 1.329 for H1 2007 (H1 2006: 1.229)

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The share of profits from associates was €369 million, compared with €393 million in the first half of 2006. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance was €235 million, against €252 million in the first half of 2006. There was a decrease in the contribution from Sanofi-Pasteur MSD, which is currently in the Gardasil® launch phase, while the contribution from Merial continued to increase in line with activity.

Minority interests were €211 million, compared with €190 millions in the first half of 2006. This line includes the share of pre-tax profits paid to BMS from territories managed by sanofi-aventis (€200 million, versus €182 million in the first half of 2006).

Adjusted net income was down 4.3% at €3,795 million.

Adjusted earnings per share (adjusted EPS) was €2.81, 4.7% lower than the 2006 first-half figure (€2.95), based on an average number of shares outstanding of 1,351.5 million in the first half of 2007 and 1,345.2 million in the first half of 2006.

Excluding selected items (see Appendix 5), adjusted net income totaled €3,649 million, up 4.1% on the 2006 first-half figure of €3,504 million and adjusted EPS was €2.70, up 3.8% on the 2006 first-half figure of €2.60.

Expressed in dollars3 and excluding selected items, adjusted net income was $4,850 million, 12.6% up on the 2006 first-half figure and adjusted EPS was $3.59, 12.2% up on the 2006 first-half figure.

[3]	U.S. dollar figures obtained by translating euro-denominated figures at the average exchange date for the period: 1.348 for Q2 2007 (Q2 2006: 1.256), and 1.329 for H1 2007 (H1 2006: 1.229)

12/28

2007 first-half consolidated statement of cash flows and balance sheet

Operating cash flow before changes in working capital for the first half of 2007 was €4,209 million, against €4,040 million in the first half of 2006.

Working capital needs increased by €1,163 million during the period, compared with €1,076 million in the first half of 2006.

Investing activities generated a net cash outflow of €584 million in the first half of 2007, compared with a net cash inflow of €75 million in the first half of 2006.

Acquisitions of property, plant and equipment and intangibles totaled €694 million in the first half of 2007, essentially comprising investment in industrial plant and equipment (€645 million) and contractual payments for intangible rights (mainly under the exclusive license agreement to develop and market TroVax®). The figures for the first half of 2006 included the gain on disposal of the Exubera® rights.

Acquisitions of investments (€198 million) mainly comprised the buyout of preferred shares issued by our subsidiary Carderm Capital, while the main disposal related to the additional consideration paid by CSL on the sale of Aventis Behring (€295 million net of tax). In 2006, this line included an amount of €497 million, mainly representing the acquisition of a 24.87% interest in Zentiva.

After a dividend payout of €2.37 billion, net cash generated during the first half of 2007 was €212 million. Net debt as June 30, 2007 was €5,579 million, compared with €5,791 million at December 31, 2006. Gearing stood at 12.1% at June 30, 2007, compared with 12.6% at December 31, 2006.

2007 Guidance

Barring major adverse events (such as major adverse events on Lovenox® in the United States), the group expects 2007 full-year growth in adjusted EPS excluding selected items2/6 to be in the range of 9%, calculated using an exchange rate of €1 = $1.25, despite the end of protection for Ambien® IR in the United States in April and the arrival of generic competition for Eloxatin® in Europe. Sensitivity to the euro/dollar exchange rate is estimated at 0.6% of growth for a 1-cent movement in the exchange rate.

Expressed on the basis of the actual average exchange rate for the first half of 2007 (€1 = $1.329), guidance for growth in adjusted EPS excluding selected items would be approximately 4.3%.

[2]	See Appendix 5
[6]	Adjusted EPS excluding selected items for the year ended December 31, 2006 was €4.88.

13/28

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the sanofi-aventis annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

14/28

Recent Events

May 21, 2007	Announcement of FDA approval for a new indication for Lovenox® in the most severe form of myocardial infarction

May 29, 2007	Announcement by UCB and sanofi-aventis of FDA approval for Xyzal®, a new prescription antihistamine

May 31, 2007	Approval by the sanofi-aventis shareholders’ meeting of payment of a net dividend of €1.75 per share, an increase of 15.1%

June 2, 2007	Announcement by Regeneron Pharmaceuticals and sanofi-aventis at ASCO of encouraging preliminary results from two phase II studies on the VEGF Trap in advanced ovarian cancer and advanced lung cancer

June 3, 2007	Announcement by Taiho and sanofi-aventis at ASCO of the results of a phase III study evaluating S1 plus cisplatin in advanced gastric cancer

June 3, 2007	Announcement by Oxford BioMedica and sanofi-aventis at ASCO of encouraging new data from two Phase II studies on Trovax in kidney cancer

June 4, 2007	Announcement at ASCO that the FOLFOX4 regimen improves long-term survival (5 years) of patients with metastatic colorectal cancer

June 7, 2007	Announcement that the Japanese authorities had granted a priority review to Taxotere® in an additional indication for prostate cancer

June 13, 2007	Announcement that the Endocrinologic and Metabolic Drugs Advisory Committee of the FDA had voted against recommending FDA approval for rimonabant for use in obese and overweight patients with associated risk factors

June 14, 2007	Award of a contract to sanofi pasteur to retrofit its influenza vaccine manufacturing facility so that it is in a state of readiness to switch to pandemic influenza vaccine manufacture when requested by the HHS

June 19, 2007	Confirmation by the U.S. District Court for the Southern District of New York of the validity and enforceability of U.S. patent 4.847.265, which covers clopidogrel bisulfate (the active ingredient of Plavix®). The main patent protection for this product has been maintained in the United States until patent expiration November 2011.

June 23, 2007	Presentation to the ADA of the results of two new comparative studies showing that when added to metformin and/or a sulfonylurea, Lantus® significantly reduced free fatty acid levels in patients with type 2 diabetes

June 23, 2007	Presentation to the ADA of the results of a meta-analysis from confirming the superiority of the basal insulin Lantus® over insulin NPH

June 24, 2007	Presentation to the ADA of the results of a new study evaluating Apidra® with a Basal insulin and an Oral antidiabetic drug

June 27, 2007	Announcement that the FDA had granted a priority review to Taxotere® for the treatment of locally-advanced squamous cell carcinoma of the head and neck prior to chemoradiotherapy and surgery

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June 29, 2007	Announcement that as part of the continuous monitoring of the safety of rimonabant, the CHMP of the European Medicines Agency was reviewing the available data on psychiatric events, and that sanofi-aventis was submitting an update of the safety data to the CHMP

June 29, 2007	Announcement of the decision by sanofi-aventis to withdraw the New Drug Application for rimonabant in the United States

July 4, 2007	Announcement of priority review in Japan for Plavix® in a new indication for the treatment of acute coronary syndrome

July 8, 2007	Presentation to the ISTH of the results of the EXCLAIM study, showing that a prolonged thrombo-prophylaxis with Lovenox® was more effective in reducing the risk of thrombo-embolism events in acutely ill medical patients with reduced mobility

July 11, 2007	Presentation to the ISTH of the results of the AMADEUS study showing that idraparinux was as effective as warfarin in preventing stroke and systemic embolic events in patients with atrial fibrillation

July 19, 2007	Announcement that the CHMP had approved the labeling update for Acomplia® in Europe and confirmed the benefit-risk ratio of the product except in patients suffering ongoing severe depression

July 20, 2007	Announcement by Sanofi pasteur, of the completion of construction of its new influenza vaccine manufacturing facility that is expected to more than double its production capacity in the United States.

July 31, 2007	Announcement by sanofi-aventis, of the buy back in Japan of marketing rights from January 1st ,2008, of 7 of its products. These products are currently marketed by Chugai and Mitsubishi

Financial Timetable

September 17, 2007	Research and Development Meeting

October 31, 2007	2007 third-quarter net sales and results

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Appendices

List of Appendices

Appendix 1:	Explanatory notes / Financial indicators

Appendix 2:	2007 second-quarter and first-half net sales by product

Appendix 3:	2007 second-quarter and first-half adjusted consolidated income statements

Appendix 4:	2007 second-quarter and first-half reconciliation of consolidated income statement to adjusted consolidated income statement

Appendix 5:	Trends in selected adjusted income statement items

Appendix 6:	2007 first-half simplified consolidated statement of cash flows/balance sheet

Appendix 1: Explanatory notes / Financial indicators

Comparable net sales

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate movements and changes in Group structure (acquisitions and divestments of interests in entities and rights to products, and changes in consolidation method for consolidated entities).

We exclude the impact of exchange rates by recalculating sales for the prior period on the basis of exchange rates used in the current period. We exclude the impact of acquisitions by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition.

Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Reconciliation of 2006 second-quarter and first-half net sales to 2006 comparable second-quarter and first-half net sales

€ million	Q2 2006
Q2 2006 net sales	7,081
Impact of changes in Group structure	(14)
Impact of exchange rates	(284)
Q2 2006 comparable net sales	6,783

€ million	H1 2006
H1 2006 net sales	14,116
Impact of changes in Group structure	(30)
Impact of exchange rates	(592)
H1 2006 comparable net sales	13,494

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Worldwide presence of a product

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude (i) the material impacts of the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. Sanofi-aventis believes that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	Any impairment of goodwill.

Sanofi-aventis also excludes from adjusted net income any integration and restructuring costs (net of tax) that are specific to the acquisition of Aventis by sanofi-aventis.

€ million	Q2 2007 Consolidated financial statements (unaudited)	Q2 2007 Adjusted consolidated financial statements (unaudited)	H1 2007 Consolidated financial statements	H1 2007 Adjusted consolidated financial statements
Net sales	6,939	6,939	14,116	14,116
Net income after minority interests	1,128	1,678	2,665	3,795
Basic earnings per share	0.83	1.24	1.97	2.81

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Appendix 2: 2007 second-quarter and first-half net sales

2007 second-quarter net sales by product:

€ million	Q2 2007 net sales	Q2 2006 comparable net sales	Q2 2006 reported net sales
Lovenox®	671	581	614
Plavix®	632	561	565
Lantus®	503	399	421
Taxotere®	474	435	456
Stilnox®/Ambien®/Ambien CR™	252	433	467
Eloxatin®	380	423	445
Copaxone®	307	255	271
Aprovel®	272	247	250
Allegra®	198	174	189
Tritace®	167	241	248
Amaryl®	103	113	119
Xatral®	85	90	92
Nasacort®	87	73	78
Actonel®	82	90	91
Depakine®	81	75	76

TOTAL	4,294	4,190	4,382

Other products	2,026	2,,054	2,131

TOTAL Pharmaceuticals	6,320	6,244	6,513
Vaccines	619	539	568
TOTAL Net sales	6,939	6,783	7,081

2007 first-half net sales by product:

€ million	H1 2007 net sales	H1 2006 comparable net sales	H1 2006 reported net sales
Lovenox®	1,305	1,167	1,238
Plavix®	1,201	1,136	1,145
Lantus®	961	759	803
Taxotere®	923	843	886
Stilnox®/Ambien®/Ambien CR™	858	839	908
Eloxatin®	773	829	874
Copaxone®	596	501	534
Aprovel®	536	492	498
Allegra®	399	339	369
Tritace®	378	466	483
Amaryl®	197	229	240
Xatral®	167	181	186
Nasacort®	166	138	149
Actonel®	160	177	180
Depakine®	157	151	154

TOTAL	8,777	8,247	8,647

Other products	4,153	4,219	4,389

TOTAL Pharmaceuticals	12,930	12,466	13,036
Vaccines	1,186	1,028	1,080
TOTAL Net sales	14,116	13,494	14,116

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Appendix 3: 2007 second-quarter and first-half adjusted consolidated income statements

2007 second-quarter adjusted consolidated income statement (unaudited)

€ million	Q2 2007 Adjusted consolidated income statement (unaudited)	as % of net sales	Q2 2006 Adjusted consolidated income statement (unaudited)	as % of net sales	% change
Net sales	6,939	100.0%	7,081	100.0%	-2.0%
Other revenues	291	4.2%	358	5.1%	-18.7%
Cost of sales	(1,840)	(26.5%)	(1,891)	(26.7%)	-2.7%
Gross profit	5,390	77.7%	5,548	78.4%	-2.8%
Research and development expenses	(1,101)	(15.9%)	(1,098)	(15.5%)	+0.3%
Selling and general expenses	(1,931)	(27.8%)	(2,011)	(28.4%)	-4.0%
Other current operating income	87	—	81	—	—
Other current operating expenses	(82)	—	(32)	—	—
Amortization of intangibles	(34)	—	(33)	—	—
Operating income – current*	2,329	33.6%	2,455	34.7%	-5.1%
Restructuring costs	(28)	—	—	—	—
Impairment of PP&E and intangibles	—	—	—	—	—
Gain/loss on disposals, and litigation	—	—	(13)	—	—
Operating income	2,301	33.2%	2,442	34.5%	-5.8%
Financial expenses	(87)	—	(171)	—	-49.1%
Financial income	48	—	108	—	-55.6%
Income before tax and associates	2,262	32.6%	2,379	33.6%	-4.9%
Income tax expense	(695)	(10.0%)	(707)	(10.0%)	-1.7%
Reported tax rate	30.7%	—	29.7%	—	—
Share of profit/loss of associates	210	—	212	—	-0.9%
Consolidated net income	1,777	25.6%	1,884	26.6%	-5.7%
Minority interests	99	—	93	—	+6.5%
Net income after minority interests	1,678	24.2%	1,791	25.3%	-6.3%
Average number of shares outstanding (million)	1,351.9		1,346.0
Earnings per share (in euros)	1.24		1.33		-6.8%

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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2007 first-half adjusted consolidated income statement

€ million	H1 2007 Adjusted consolidated income statement	as % of net sales	H1 2006 Adjusted consolidated income statement	as % of net sales	% change
Net sales	14,116	100.0%	14,116	100.0%	0.0%
Other revenues	547	3.9%	647	4.6%	-15.5%
Cost of sales	(3,704)	(26.3%)	(3,758)	(26.6%)	-1.4%
Gross profit	10,959	77.6%	11,005	78.0%	-0.4%
Research and development expenses	(2,182)	(15.5%)	(2,144)	(15.2%)	+1.8%
Selling and general expenses	(3,804)	(26.9%)	(4,061)	(28.8%)	-6.3%
Other current operating income	278	—	200	—	—
Other current operating expenses	(136)	—	(60)	—	—
Amortization of intangibles	(67)	—	(66)	—	—
Operating income – current*	5,048	35.8%	4,874	34.5%	+3.6%
Restructuring costs	(50)	—	—	—	—
Impairment of PP&E and intangibles	—	—	(1)	—	—
Gain/loss on disposals, and litigation	—	—	520	—	—
Operating income	4,998	35.4%	5,393	38.2%	-7.3%
Financial expenses	(170)	—	(280)	—	-39.3%
Financial income	99	—	187	—	-47.1%
Income before tax and associates	4,927	34.9%	5,300	37.5%	-7.0%
Income tax expense	(1,290)	(9.1%)	(1,539)	(10.9%)	-16.2%
Reported tax rate	26.2%	—	29.0%	—	—
Share of profit/loss of associates	369	—	393	—	-6.1%
Consolidated net income	4,006	28.4%	4,154	29.4%	-3.6%
Minority interests	211	—	190	—	+11.1%
Net income after minority interests	3,795	26.9%	3,964	28.1%	-4.3%
Average number of shares outstanding (million)	1,351.5		1,345.2
Earnings per share (in euros)	2.81		2.95		-4.7%

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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Appendix 4: 2007 second-quarter and first-half reconciliation of consolidated income statement to adjusted consolidated income statement

2007 second-quarter reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €550 million net of deferred taxes (with no cash impact for the Group).

€ million	Q2 2007 Consolidated (unaudited)	Adjustments		Q2 2007 Adjusted consolidated (unaudited)
Net sales	6,939			6,939
Other revenues	291			291
Cost of sales	(1,840)			(1,840)
Gross profit	5,390			5,390
Research and development expenses	(1,101)			(1,101)
Selling and general expenses	(1,931)			(1,931)
Other current operating income	87			87
Other current operating expenses	(82)			(82)
Amortization of intangibles	(914)	880	(a)	(34)
Operating income – current*	1,449	880		2,329
Restructuring costs	(28)			(28)
Impairment of PP&E and intangibles	5	(5	)(b)	—
Gain/loss on disposals, and litigation	—			—
Operating income	1,426	875		2,301
Financial expenses	(87)			(87)
Financial income	48			48
Income before tax and associates	1,387	875		2,262
Income tax expense	(373)	(322	)(c)	(695)
Share of profit/loss of associates	213	(3	)(d)	210
Consolidated net income	1,227	550		1,777
Minority interests	99			99
Net income after minority interests	1,128	550		1,678
Average number of shares outstanding (million)	1,351.9			1,351.9
Earnings per share (in euros)	0.83	0.41		1.24

*Operating	income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 second-quarter consolidated income statement are:

a)	An amortization charge of €880 million against intangible assets. This adjustment has no cash impact on the Group.

b)	A reversal of impairment losses of €5 million. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €322 million mainly generated by the €880 million amortization charge taken against intangible assets. This adjustment has no cash impact on the Group.

d)	In “Share of profit/loss from associates”, an income of €3 million for amortization of intangibles, net of tax. This adjustment has no cash impact on the Group.

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2007 first-half reconciliation of consolidated income statement to adjusted consolidated income statement

The adjustments to the income statement reflect the elimination of material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, amounting to €1,130 million net of deferred taxes (with no cash impact for the Group).

€ million	H1 2007 Consolidated	Adjustments		H1 2007 Adjusted consolidated
Net sales	14,116			14,116
Other revenues	547			547
Cost of sales	(3,704)			(3,704)
Gross profit	10,959			10,959
Research and development expenses	(2,182)			(2,182)
Selling and general expenses	(3,804)			(3,804)
Other current operating income	278			278
Other current operating expenses	(136)			(136)
Amortization of intangibles	(1,833)	1,766	(a)	(67)
Operating income – current*	3,282	1,766		5,048
Restructuring costs	(50)			(50)
Impairment of PP&E and intangibles	5	(5	)(b)	—
Gain/loss on disposals, and litigation	—			—
Operating income	3,237	1,761		4,998
Financial expenses	(170)			(170)
Financial income	99			99
Income before tax and associates	3,166	1,761		4,927
Income tax expense	(641)	(649	)(c)	(1,290)
Share of profit/loss of associates	351	18	(d)	369
Consolidated net income	2,876	1,130		4,006
Minority interests	211			211
Net income after minority interests	2,665	1 130		3,795
Average number of shares outstanding (million)	1,351.5			1,351.5
Earnings per share (in euros)	1.97	0.84		2.81

*Operating income before restructuring, impairment of PP&E and intangibles, gains/losses on disposals, and litigation

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The material impacts of the application of purchase accounting to acquisitions (primarily the acquisition of Aventis) on the 2007 first-half consolidated income statement are:

a)	An amortization charge of €1,766 million against intangible assets. This adjustment has no cash impact on the Group.

b)	A reversal of impairment losses of €5 million. This adjustment has no cash impact on the Group.

c)	Deferred taxes of €649 million mainly generated by the €1,766 million amortization charge taken against intangible assets. This adjustment has no cash impact on the Group.

d)	In “Share of profit/loss from associates”, a charge of €18 million for amortization of intangibles, net of tax. This adjustment has no cash impact on the Group.

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Appendix 5: Trends in selected adjusted income statement items, net of tax

€ million	Q2 2007	Q2 2006	H1 2007		H1 2006
Restructuring costs	(20)	—	(35)		—
Net gains/(losses) on disposals		1			447	[3]
Provisions for financial instruments, litigation, tax inspections and other items	(42)[1]	(7)	181	[2]	13
TOTAL net of tax	(62)	(6)	146		460

[1]	Harmonization of welfare and healthcare plans for retirees.

[2]	Includes:

-	Tax risks/settlement of tax disputes: +€223 million

-	Agreements on welfare and healthcare plans for retirees: -€42 million

[3]	Includes:

-	Exubera®: +€384 million

-	Animal Nutrition: +€31 million

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Appendix 6: Simplified consolidated statement of cash flows and consolidated balance sheet

The consolidated financial statements for the six months ended June 30, 2007 have been subject to a limited review by the statutory auditors in accordance with French auditing standards.

Simplified consolidated statement of cash flows

€ million	H1 2007	H1 2006
Adjusted net income	3,795	3,964
Depreciation, amortization and impairment of property, plant & equipment and intangibles	518	518
Impact of restructuring costs, net of tax	—	(21)
Net gain/loss on disposals of non-current assets, net of tax	(37)	(462)
Other items	(67)	41
Operating cash flow before changes in working capital	4,209	4,040
Changes in working capital	(1,163)	(1,076)
Net cash provided by operating activities	3,046	2,964
Acquisitions of property, plant and equipment and intangibles	(694)	(631)
Acquisitions of investments in consolidated undertakings, net of cash acquired	(198)	(497)
Proceeds from disposals of property, plant & equipment and intangibles, net of tax	295	1,203
Other items	13	—
Net cash provided by/(used in) investing activities	(584)	75
Issuance of sanofi-aventis shares	104	155
Proceeds from sale of own shares on exercise of stock options	17	35
Dividends	(2,371)	(2,050)
Other items	—	(39)
Change in net debt	212	1,140

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Simplified consolidated balance sheet

€ million

ASSETS	30/06/07	31/12/06	LIABILITIES & EQUITY	30/06/07	31/12/06
Property, plant and equipment	6,369	6,219	Equity attributable to equity-holders of the company	46,021	45,600
Intangible assets (including goodwill)	49,768	52,210	Minority interests	89	220
Non-current financial assets, investments in associates and deferred taxes	6,516	7,174	Total shareholders’ equity	46,110	45,820
			Long-term debt	4,183	4,499
Non-current assets	62,653	65,603	Provisions and other non-current liabilities	6,560	7,920
			Deferred taxes	8,443	9,246
Inventories, accounts receivable and current financial assets	11,336	11,007	Non-current liabilities	19,186	21,665
Cash & equivalents, short-term investments and deposits	1,083	1,153	Accounts payable and other current liabilities	7,297	7,833
			Short-term debt	2,479	2,445
Current assets	12,419	12,160	Current liabilities	9,776	10,278
Total ASSETS	75,072	77,763	Total LIABILITIES & EQUITY	75,072	77,763

REMINDER

8.00 am CET - WEBCAST & CONFERENCE CALL (English)	The 1st half 2007 sales and earnings will be reviewed today by
Mr. Hanspeter Spek, Executive Vice-President, Pharmaceutical
Operations, Mr. Jean-Claude Leroy, Executive Vice President, Finance
and Legal. The slides will be available on
http://www.sanofi-aventis.com. This presentation will be followed by a
Q&A session.

CALL-IN NUMBERS	The conference will also be available by telephone via the following numbers:

	France	+33 (0) 1 70 99 42 99
	UK	+44 (0) 207 806 1967
	USA	+1 718 354 1387

AUDIO REPLAY	Available online at http://www.sanofi-aventis.com and through the numbers below (until August 15, 2007):

	France	+33 (0) 1 71 23 02 48
	UK	+44 (0) 207 806 1970
	USA	+1 718 354 1112
	Access code	8147224#

Investor Relations Department

Paris: +331.53.77.45.45 – Bridgewater: +1.908.981.5560

Email: IR@sanofi-aventis.com

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